Pricing supplement No. 219UU
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement UU dated October 31, 2007

Registration Statement No. 333-137902
Dated November 2, 2007; Rule 424(b)(2)

Deutsche Bank

Deutsche Bank AG, London Branch
$3,746,000
Buffered Underlying Securities (BUyS) Linked to the Deutsche Bank Liquid Commodity Index – Optimum Yield Balanced Excess Return and the Deutsche Bank Balanced Currency Harvest (USD) Index due November 7, 2012

General

- Buffered Underlying Securities (BUyS) Linked to the Deutsche Bank Liquid Commodity Index – Optimum Yield Balanced Excess Return and the Deutsche Bank Balanced Currency Harvest (USD) Index due November 7, 2012 (the "**securities**") are designed for investors who seek a return at maturity linked to the performance of two weighted indices. Investors should be willing to forgo coupon and dividend payments and be willing to risk losing a significant portion their initial investment.
- Senior unsecured obligations of Deutsche Bank AG due on November 7, 2012.
- Denominations of $1,000.
- Minimum initial investment of $1,000.
- The securities priced on November 2, 2007 and are expected to settle on November 7, 2007 (the "**Settlement Date**").

Key Terms

Issuer: Deutsche Bank AG, London Branch.

Rating: Moody's Investors Service Ltd has assigned a rating of Aa1 to notes, such as the securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.†

Issue Price: 100% of the face amount.

Underlying Indices: The securities are linked to the Deutsche Bank Liquid Commodity Index – Optimum Yield Balanced Excess Return (the "**DBLCI-OY Balanced Index**") and the Deutsche Bank Balanced Currency Harvest (USD) Index (the "**DB Currency Harvest Index**") (each, an "**Underlying Index**" and, collectively, the "**Underlying Indices**").

Index Weightings: The weighting of the DBLCI-OY Balanced Index is 50.00% and the weighting of the DB Currency Harvest Index is 50.00% (each, an "**Index Weighting**" and, collectively, the "**Index Weightings**").

Participation Rate: 175.00%

Buffer Level: 10.00%

Payment at Maturity: The payment you will receive at maturity per $1,000 security face amount will be calculated as follows:
Payment at maturity = (50% x Unweighted DBLCI-OY Balanced Contribution) + (50% x Unweighted DB Currency Harvest Contribution)
You could lose up to 90% of your initial investment in the securities.

Unweighted Index Contributions: For each Underlying Index, the Unweighted Index Contribution is based on the value of, for such Underlying Index, the Final Level relative to the Initial Level, the Buffer Level and the Participation Rate. The Unweighted Index Contribution for each Underlying Index will be calculated as follows:

- If the Final Level is greater than or equal to the Initial Level, the Unweighted Index Contribution per $1,000 security face amount will be equal to:
$$\$1,000 + (\$1,000 \times \text{Index Return} \times \text{Participation Rate})$$
- If the Final Level is less than the Initial Level, and the decline is equal to or less than the Buffer Level, the Unweighted Index Contribution per $1,000 security face amount will be $1,000.
- If the Final Level is less than the Initial Level, and the decline is greater than the Buffer Level, the Unweighted Index Contribution per $1,000 security face amount will be equal to:
$$\$1,000 + \$1,000 \times (\text{Index Return} + \text{Buffer Level})$$

We refer to the Unweighted Index Contribution for the DBLCI-OY Balanced Index as the "**Unweighted DBLCI-OY Balanced Contribution**" and the Unweighted Index Contribution for the DB Currency Harvest Index as the "**Unweighted DB Currency Harvest Contribution**."

Index Return: For each Underlying Index, the Index Return will be equal to:
$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
where the "**Initial Level**" and the "**Final Level**" for each Underlying Index are the index closing levels of each Underlying Index on the Trade Date and the Final Valuation Date, respectively. We refer to the Index Return for the DBLCI-OY Balanced Index as the "**DBLCI-OY Balanced Return**" and the Index Return for the DB Currency Harvest Index as the "**DB Currency Harvest Return**."

Initial Level:

Index	Initial Level
DBLCI-OY Balanced Index	275.06
DB Currency Harvest Index	274.02

Trade Date: November 2, 2007

Final Valuation Date: November 2, 2012, subject to postponement in the event of a market disruption event and as described under "Description of Securities – Payment at Maturity" in the accompanying product supplement.

Maturity Date: November 7, 2012, subject to postponement in the event of a market disruption event and as described under "Description of Securities – Payment at Maturity" in the accompanying product supplement.

CUSIP: 2515A0 HU 0

ISIN: US2515A0HU07

† A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision at any time by the assigning rating agency.

Investing in the securities involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	**Discounts and Commissions(1)**	**Proceeds to Us**
Per Security	$1,000.00	$0.00	$1,000.00
Total	$3,746,000.00	$0.00	$3,746,000.00

(1) For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	**Maximum Aggregate Offering Price**	**Amount of Registration Fee**
Notes	$3,746,000.00	$115.00

Deutsche Bank Securities **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement UU dated October 31, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement UU dated October 31, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507231376/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

What is the Unweighted Index Contribution at maturity Assuming a Range of Performance for each Underlying Index?

The table below illustrates the Unweighted Index Contribution for a hypothetical range of performance for each Underlying Index from -100% to +100% and assumes an Initial Level of 275.06 for the DBLCI-OY Balanced Index, an Initial Level of 274.02 for the DB Currency Harvest Index, an Index Weighting for each Underlying Index of 50% and a Buffer Level for each Underlying Index of 10%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

The table below is provided for illustration purposes only. Actual changes in the Underlying Indices may not correlate with each other; for example, one Underlying Index may appreciate while the other depreciates or may depreciate or appreciate to a greater or lesser extent. The actual Index Return of the DBLCI-OY Balanced Index likely will differ from the Index Return of the DB Currency Harvest Index and could differ by a significant amount. Please see the examples that appear after the table below.

Final Level		Percentage Change from Initial Level to Final Level		Index Weighting x Unweighted DBLCI-OY Balanced Contribution	Index Weighting x Unweighted DB Currency Harvest Contribution
DBLCI-OY Balanced Index	DB Currency Harvest Index	DBLCI-OY Balanced Index	DB Currency Harvest Index		
550.12	548.04	100%	100%	$1,375.00	$1,375.00
522.61	520.64	90%	90%	$1,287.50	$1,287.50
495.11	493.24	80%	80%	$1,200.00	$1,200.00
467.60	465.83	70%	70%	$1,112.50	$1,112.50
440.10	438.43	60%	60%	$1,025.00	$1,025.00
412.59	411.03	50%	50%	$ 937.50	$ 937.50
385.08	383.63	40%	40%	$ 850.00	$ 850.00
357.58	356.23	30%	30%	$ 762.50	$ 762.50
330.07	328.82	20%	20%	$ 675.00	$ 675.00
302.57	301.42	10%	10%	$ 587.50	$ 587.50
275.06	274.02	0%	0%	$ 500.00	$ 500.00
261.31	260.32	-5%	-5%	$ 500.00	$ 500.00
247.55	246.62	-10%	-10%	$ 500.00	$ 500.00
220.05	219.22	-20%	-20%	$ 450.00	$ 450.00
192.54	191.81	-30%	-30%	$ 400.00	$ 400.00
165.04	164.41	-40%	-40%	$ 350.00	$ 350.00
137.53	137.01	-50%	-50%	$ 300.00	$ 300.00
110.02	109.61	-60%	-60%	$ 250.00	$ 250.00
82.52	82.21	-70%	-70%	$ 200.00	$ 200.00
55.01	54.80	-80%	-80%	$ 150.00	$ 150.00
27.51	27.40	-90%	-90%	$ 100.00	$ 100.00
0.00	0.00	-100%	-100%	$ 50.00	$ 50.00

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payment at maturity is calculated under various hypothetical circumstances.

Example 1: The level of the DBLCI-OY Balanced Index increases from an Initial Level of 275.06 to a Final Level of 302.57, a 10% increase, and the level of the DB Currency Harvest Index increases from an Initial Level of 274.02 to a Final Level of 328.82, a 20% increase. Because the Final Level for each Underlying Index is greater than the Initial Level for each Underlying Index, investors would receive a payment at maturity of $1,262.50 per $1,000 security face amount calculated as follows

Unweighted DBLCI-OY Balanced Contribution = $1,000 + ($1,000 x Index Return x Participation Rate) = $1,000 + ($1,000 x 10% x 175%) = $1,175

Unweighted DB Currency Harvest Contribution = $1,000 + ($1,000 x Index Return x Participation Rate) = $1,000 + ($1,000 x 20% x 175%) = $1,350

Payment at maturity per $1,000 security face amount = (50% x Unweighted DBLCI-OY Balanced Contribution) + (50% x Unweighted DB Currency Harvest Contribution) = (50% x $1,175) + (50% x $1,350) = $1,262.50

Example 2: The level of the DBLCI-OY Balanced Index increases from an Initial Level of 275.06 to a Final Level of 302.57, a 10% increase, and the level of the DB Currency Harvest Index declines from an Initial Level of 274.02 to a Final Level of 260.32, a 5% decrease. Because the Final Level is greater than the Initial Level for the DBLCI-OY Balanced Index and the decline from the Initial Level to the Final Level for the DB Currency Harvest Index is less than the Buffer Level of 10%, investors would receive a payment at maturity of $1,087.50 per $1,000 security face amount calculated as follows:

Unweighted DBLCI-OY Balanced Contribution = $1,000 + ($1,000 x Index Return x Participation Rate) = $1,000 + ($1,000 x 10% x 175%) = $1,175

Unweighted DB Currency Harvest Contribution = $1,000

Payment at maturity per $1,000 security face amount = (50% x Unweighted DBLCI-OY Balanced Contribution) + (50% x Unweighted DB Currency Harvest Contribution) = (50% x $1,175) + (50% x $1,000) = $1,087.50

Example 3: The level of the DBLCI-OY Balanced Index declines from an Initial Level of 275.06 to a Final Level of 247.55, a 10% decline, and the level of the DB Currency Harvest Index declines from an Initial Level of 274.02 to a Final Level of 191.81, a 30% decline. Because the decline from the Initial Level to the Final Level for the DBLCI-OY Balanced Index is equal to the Buffer Level of 10% and the decline from the Initial Level to the Final Level for the DB Currency Harvest Index exceeds the Buffer Level of 10%, investors would receive a payment at maturity of $900.00 per $1,000 security face amount calculated as follows:

Unweighted DBLCI-OY Balanced Contribution = $1,000

DB Currency Harvest Contribution = $1,000 + $1,000 x (Index Return + Buffer Level) = $1,000 + $1,000 x (-30% + 10%) = $800

Payment at maturity per $1,000 security face amount = (50% x Unweighted DBLCI-OY Balanced Contribution) + (50% x Unweighted DB Currency Harvest Contribution) = (50% x $1000) + (50% x $800) = $900

Example 4: The level of the DBLCI-OY Balanced Index declines from an Initial Level of 275.06 to a Final Level of 0, a 100% decline, and the level of the DB Currency Harvest Index declines from an Initial Level of 274.02 to a Final Level of 0, a 100% decline. Because the decline from the Initial Level to the Final Level for the DBLCI-OY Balanced Index exceeds the Buffer Level of 10% and the decline from the Initial Level to the Final Level for the DB Currency Harvest Index also exceeds the Buffer Level of 10%, investors would receive a payment at maturity of $100 per $1,000 security face amount calculated as follows:

Unweighted DBLCI-OY Balanced Contribution = $1,000 + $1,000 x (Index Return + Buffer Level) = $1,000 + $1,000 x (-100% + 10%) = $100

Unweighted DB Currency Harvest Contribution = $1,000 + $1,000 x (Index Return + Buffer Level) = $1,000 + $1,000 x (-100% + 10%) = $100

Payment at maturity per $1,000 security face amount = (50% x Unweighted DBLCI-OY Balanced Contribution) + (50% x Unweighted DB Currency Harvest Contribution) = (50% x $100) + (50% x $100) = $100

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL** – The securities provide the opportunity to enhance returns by multiplying positive Index Returns by a Participation Rate of 175%. The securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Underlying Indices. Because the securities are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** – You will not be protected against a decline in the level of an Underlying Index if the Final Level of such Underlying Index is less than its Initial Level by more than the Buffer Level for such Underlying Index. Accordingly, you could lose up to $900 for each $1,000 security face amount that you invest.

- **RETURN LINKED TO THE PERFORMANCE OF TWO INDICES** – The return on the securities, which may be positive or negative, is linked to the Deutsche Bank Liquid Commodity Index – Optimum Yield Balanced Excess Return and the Deutsche Bank Balanced Currency Harvest (USD) Index. The Deutsche Bank Liquid Commodity Index – Optimum Yield Balanced Excess Return is composed of futures contracts on fourteen commodities – WTI Crude Oil, Brent Crude Oil, Heating Oil, RBOB Gasoline, Natural Gas, Aluminum, Zinc, Gold, Silver, Copper, Wheat, Soybean, Sugar and Corn – and its closing level is calculated on an "excess return basis" as described below under "The Deutsche Bank Liquid Commodity Index – Optimum Yield Balanced Excess Return." The Deutsche Bank Balanced Currency Harvest (USD) Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain currencies in jurisdictions with low interest rates. The Deutsche Bank Balanced Currency Harvest (USD) Index is composed of ten currencies, which are selected every quarter as described below under "The Deutsche Bank Balanced Currency Harvest (USD) Index." For additional information about each Underlying Index, see the information set forth under "The Deutsche Bank Liquid Commodity Index – Optimum Yield Balanced Excess Return" and "The Deutsche Bank Balanced Currency Harvest (USD) Index."

- **CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES** – You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income

Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe that it is reasonable to treat the Securities as prepaid financial contracts, for U.S. federal income tax purposes. **Subject to the discussion of Section 988 in the following paragraph**, assuming this treatment is respected, your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year.

It is possible that an investment in the Securities could be treated in whole or part as a "Section 988 transaction," governed by Section 988 of the Internal Revenue Code of 1986, as amended (the "Code"). If so, your gain or loss on the Securities would be treated in whole or part as ordinary income or loss, unless you make a valid election pursuant to the Treasury regulations governing foreign currency transactions, before the close of the day on which you acquire the Securities. If you make such a valid election, your gain or loss on the Securities should be treated entirely as capital gain or loss and should be long-term capital gain or loss if you hold the Securities for more than one year. To make such an election, you must, in accordance with detailed procedures set forth in the regulations under Section 988 of the Code, either (a)(1) clearly identify the transaction on your books and records on the date you acquire your Securities as being subject to such an election and (2) file the relevant statement verifying such election with your U.S. federal income tax return or (b) otherwise obtain independent verification. You should consult your tax advisor regarding the conditions and procedures for making this election.

If the Internal Revenue Service (the "IRS") were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely from the treatment described above. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you may refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Securities (including alternative treatments), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying Indices or in any of the components of the Underlying Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** – The securities do not guarantee any return of your initial investment in excess of $100 per $1,000 security face amount. The return on the securities at maturity is linked to the performance of the Underlying Indices and will depend on whether, and the extent to which, the Index Return for each Underlying Index is positive or negative. Your investment will be exposed to any decline in the Final Level of each Underlying Index, as compared to the Initial Level of such Underlying Index, beyond the 10% Buffer Level. **Accordingly, you could lose up to $900 for each $1,000 security face amount that you invest.**

- **CHANGES IN THE VALUES OF THE UNDERLYING INDICES MAY OFFSET EACH OTHER** – Price movements in the Underlying Indices may not correlate with each other. At a time when the value of one Underlying Index increases, the value of the other Underlying Index may not increase as much or may decline. Therefore, in calculating your payment at maturity, increases in the value of one Underlying Index may be moderated, offset or more than offset, by lesser increases or declines in the value of the other Underlying Index.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** – While the payment at maturity described in this pricing supplement is based on the full face amount of your securities, the original issue price of the securities includes the agents' commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your securities to maturity.

- **NO PERIODIC COUPON PAYMENTS** – As a holder of the securities, you will not receive periodic coupon payments and you will not have rights to receive any payments with respect to the components of the Underlying Indices.

- **LACK OF LIQUIDITY** – The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN –** For each Underlying Index, the calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Index Return and calculating the amount that we are required to pay you at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities, it is possible that the Final Valuation Date and the Maturity Date will be postponed, and your return will be adversely affected.

- **THE COMMODITY PRICES REFLECTED IN THE DBLCI-OY BALANCED INDEX AND THE CURRENCY PRICES REFLECTED IN THE DB CURRENCY HARVEST INDEX ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS** – In recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions and, in some cases, instability and reactions against market reforms. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing market nation. Political or economic instability is likely to have an adverse effect on the performance of the Underlying Indices, and, consequently, the return on the securities.

- **IF THE LIQUIDITY OF THE COMPONENTS OF THE UNDERLYING INDICES IS LIMITED, THE VALUE OF THE SECURITIES WOULD LIKELY BE IMPAIRED AND THERE COULD BE CONFLICTS OF INTEREST BETWEEN YOU AND US** – Commodities and currencies as well as derivatives contracts on commodities and currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity for the components of the Underlying Indices on the Final Valuation Date would likely have an adverse effect on the levels of the Underlying Indices and, therefore, on the return on your securities. Limited liquidity relating to the Underlying Index components may also result in the relevant Underlying Index sponsor being unable to determine the level of its Underlying Index using its normal means. The resulting discretion by the Underlying Index sponsor in determining the applicable Final Level could, in turn, result in conflicts of interest between you and us.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVELS OF THE UNDERLYING INDICES OR THE MARKET VALUE OF THE SECURITIES** – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the indices to which the securities are linked.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** – In addition to the levels of the Underlying Indices on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

    - the expected volatility in the Underlying Indices;

    - the time to maturity of the securities;

    - the market price of the components of the Underlying Indices;

    - interest and yield rates in the market generally and in the markets of the components of the Underlying Indices;

    - economic, financial, political, regulatory or judicial events that affect the components of the Underlying Indices or financial markets generally and that may affect the index closing levels of the Underlying Indices on any trading day;

- the exchange rate and the volatility of the exchange rate of the U.S. dollar and any other currencies relevant to any Underlying Index;

- supply and demand for the securities; and

- our creditworthiness, including actual and anticipated downgrades in our credit ratings.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** – There is no direct legal authority regarding the proper U.S. tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including alternative treatments), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Please read carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences."

Selected Risk Considerations with regards to the DBLCI-OY Balanced Index

- **ADJUSTMENTS TO THE WEIGHTS OF THE COMPONENTS OF THE DBLCI-OY BALANCED INDEX MAY LIMIT THE DBLCI-OY BALANCED RETURN AND CONSEQUENTLY THE RETURN ON THE SECURITIES** – During the term of the securities, the sponsor of the DBLCI-OY Balanced Index may make adjustments to the weights of the futures contracts included in the DBLCI-OY Balanced Index. In particular, the weight of a futures contract may be increased when its price is historically low or decreased when its price is historically high. These adjustments may limit potential increases to the value of the DBLCI-OY Balanced Index during certain periods and could adversely affect the DBLCI-OY Balanced Return. See "The Deutsche Bank Liquid Commodity Index – Optimum Yield Balanced Excess Return – Determining the Instrument Amount on a Rebalancing Day."

- **COMMODITY PRICES MAY CHANGE UNPREDICTABLY** – Market prices of the DBLCI-OY Balanced Index components may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, weather, trends in agriculture and trade, fiscal, monetary and exchange control programs, domestic and foreign political and economic events and policies, disease, pestilence, technological developments and changes in interest rates. These factors may affect the values of the related contracts reflected in the DBLCI-OY Balanced Index and the value of your securities in varying ways, and different factors may cause the values of the DBLCI-OY Balanced Index components and the volatility of their prices to move in inconsistent directions at inconsistent rates.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES** – The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the DBLCI-OY Balanced Index and, therefore, the value of your securities.

- **HIGHER FUTURE PRICES OF THE COMMODITY FUTURES CONTRACTS COMPRISING THE DBLCI-OY BALANCED INDEX RELATIVE TO THEIR CURRENT PRICES MAY DECREASE THE AMOUNT PAYABLE AT MATURITY** – The DBLCI-OY Balanced Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the DBLCI-OY Balanced Index approach expiration, they are replaced by contracts that have a later expiration. This process is referred to as "rolling." Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in a later month. The new contract is chosen using an "Optimum Yield" method. See "The Deutsche Bank Liquid Commodity Index – Optimum Yield Balanced Excess Return." If the market for these contracts is (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the new contract, thereby creating a positive "roll yield." While some of the contracts included in the DBLCI-OY Balanced Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the DBLCI-OY Balanced Index, such as gold, have historically traded in "contango" markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative "roll yields," which could adversely affect the value of the DBLCI-OY Balanced Index and, accordingly, decrease the amount payable to you on the securities at maturity.

Selected Risk Considerations with regards to the DB Currency Harvest Index

- **GAINS IN COMPONENTS OF THE DB CURRENCY HARVEST INDEX MAY BE OFFSET BY LOSSES IN OTHER INDEX COMPONENTS** – The securities are linked to the performance of the DB Currency Harvest Index, which is composed of multiple currency positions. Any gain in one position may be offset by a loss in another position. Accordingly, the performance of the DB Currency Harvest Index will be based on the appreciation or depreciation of the DB Currency Harvest Index as a whole. Therefore a positive return in one position may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another position, resulting in an aggregate DB Currency Harvest Return equal to or less than zero.

- **CURRENCY MARKETS MAY BE HIGHLY VOLATILE** – Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the components reflected in the DB Currency Harvest Index and the value of your securities in varying ways, and different factors may cause the values of the DB Currency Harvest Index components and the volatility of their prices to move in inconsistent directions at inconsistent rates.

- **LEGAL AND REGULATORY RISKS** – Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. The effect of any future legal or regulatory action relating to currency rates is not possible to predict, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the DB Currency Harvest Index and, consequently, the value of the securities.

THE DEUTSCHE BANK LIQUID COMMODITY INDEX –
OPTIMUM YIELD BALANCED EXCESS RETURN (DBLCI-OY Balanced)

The DBLCI-OY Balanced Index, which began trading on January 17, 2007, reflects the performance of a basket of futures contracts relating to certain commodities (each such futures contract, an "**Exchange Traded Instrument**") and measures the value of this basket by tracking the closing prices of certain exchange traded contracts for the future delivery of each of these commodities, adjusted to reflect the relative weight of each commodity in the DBLCI-OY Balanced Index. The commodities included in the DBLCI-OY Balanced Index are: West Texas Intermediate light sweet crude oil ("**WTI Crude Oil**"), Brent blend crude oil ("**Brent Crude Oil**"), New York Harbour no. 2 heating oil ("**Heating Oil**"), New York RBOB Gasoline ("**RBOB Gasoline**"), high grade primary aluminum ("**Aluminum**"), Special High Grade zinc ("**Zinc**"), Copper Grade A ("**Copper**"), Sugar #11 ("**Sugar**"), Natural Gas, Gold, Silver, Corn, Wheat, Soybeans (each, an "**Index Constituent**"). The relative weight of each Index Constituent reflected in the DBLCI-OY Balanced Index is variable and is adjusted from time to time as described below.

Because the DBLCI-OY Balanced Index measures the value of the Index Constituents by tracking the prices of Exchange Traded Instruments, the index methodology includes provisions that provide for the periodic replacement of Exchange Traded Instruments as they approach maturity. This replacement takes place over a period of time, referred to as the "**Recomposition Period**," to lessen the impact of such replacement on the markets for the Index Constituents. Each Recomposition Period normally lasts for a number of Index Business Days (as defined below). The Recomposition Period occurs monthly for each Exchange Traded Instrument. This replacement process is described in more detail below under the heading "– Determining the Instrument Amount During a Recomposition Period."

Deutsche Bank AG, London Branch (the "DBLCI-OY Balanced Index Sponsor") will publish the closing level of the DBLCI-OY Balanced Index for each trading day on Bloomberg ticker [DBLCBBER <Index>] or any successor thereto and on Deutsche Bank's website at http://index.db.com or any successor thereto. The DBLCI-OY Balanced Index Sponsor will also publish on these websites any adjustments made to the DBLCI-OY Balanced Index. The reference to Deutsche Bank's website is made for purposes of conveying the foregoing information only, and no other information found at this website is incorporated by reference into this pricing supplement.

Calculation of the Index Closing Level

The DBLCI-OY Balanced Index Sponsor has calculated the DBLCI-OY Balanced Index back to September 3, 1997 (the "**Base Date**"). The DBLCI-OY Balanced Index Sponsor will calculate the DBLCI-OY Balanced Index closing level on an "excess return" basis on each Index Business Day by (i) taking the sum of the Weighted Closing Prices of each Exchange Traded Instrument included in the DBLCI-OY Balanced Index on such Index Business Day, and (ii) rounding to six decimal places, with 0.0000005 being rounded upwards. The excess return is equal to the percentage change of the underlying commodity futures market.

The "**Weighted Closing Price**" for an Exchange Traded Instrument on a particular trading day is the product of the weight assigned to such Exchange Traded Instrument on such day, referred to as the "**Instrument Amount**," multiplied by the closing price for such day for such Exchange Traded Instrument on the relevant exchange.

On November 2, 2007, the Instrument Amounts for the Exchange Traded Instruments relating to the respective Index Constituents were:

Index Constituent	Exchange	Instrument Amount
WTI Crude Oil	NYMEX	8.60%
Brent Crude Oil	ICE	9.01%
Heating Oil	NYMEX	8.79%
RBOB Gasoline	NYMEX	8.98%
Aluminum	LME	5.20%
Zinc	LME	3.65%
Copper	LME	5.62%
Sugar	NYBOT	4.80%
Natural Gas	NYMEX	3.05%
Gold	COMEX	14.51%
Silver	COMEX	3.29%
Corn	CBOT	6.84%
Wheat	CBOT	8.73%
Soybeans	CBOT	8.96%

The methodology used to obtain the closing price for an Exchange Traded Instrument varies depending on the Index Constituent underlying such Exchange Traded Instrument and is determined as follows:

WTI Crude Oil Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to WTI Crude Oil will be the price at the regular close of the principal trading session on such day on the New York Mercantile Exchange or its successor ("**NYMEX**") of such Exchange Traded Instrument, expressed in U.S. Dollars per barrel of WTI Crude Oil, as published by NYMEX for that Index Business Day or, if in the determination of the DBLCI-OY Balanced Index Sponsor a price is not available on such Index Business Day, the price as published by NYMEX for the immediately preceding Index Business Day for which a price is available.

Brent Crude Oil Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to Brent Crude Oil will be the price at the regular close of the principal trading session on such day on the Intercontinental Exchange or its successor ("**ICE**") of such Exchange Traded Instrument, expressed in U.S. Dollars per barrel of Brent Crude Oil, as published by ICE for that Index Business Day or, if in the determination of the DBLCI-OY Balanced Index Sponsor a price is not available on such Index Business Day, the price as published by ICE for the immediately preceding Index Business Day for which a price is available.

Heating Oil Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to Heating Oil will be the price at the regular close of the principal trading session on such day on NYMEX of such Exchange Traded Instrument, expressed in U.S. Dollars per U.S. gallon of Heating Oil, as published by NYMEX for that Index Business Day or, if in the determination of the DBLCI-OY Balanced Index Sponsor a price is not available on such Index Business Day, the price as published by NYMEX for the immediately preceding Index Business Day for which a price is available.

RBOB Gasoline Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to RBOB Gasoline will be the price at the regular close of the principal trading session on such day on NYMEX of such Exchange Traded Instrument, expressed in U.S. Dollars per U.S. gallon of RBOB Gasoline, as published by NYMEX for that Index Business Day or, if in the determination of the DBLCI-OY Balanced Index Sponsor a price is not available on such Index Business Day, the price as published by NYMEX for the immediately preceding Index Business Day for which a price is available.

Aluminum Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to Aluminum will be the price at the regular close of the principal trading session on such day on The London Metal Exchange Limited or its successor ("**LME**") of such Exchange Traded Instrument, re-expressed in U.S. Dollars per metric tonne of Aluminum, as published by LME for that Index Business Day or, if in the determination of the DBLCI-OY Balanced Index Sponsor a price is not available on such Index Business Day, the price as published by LME for the immediately preceding Index Business Day for which a price is available.

Zinc Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to Zinc will be the price at the regular close of the principal trading session on such day on LME of such Exchange Traded Instrument, re-expressed in U.S. Dollars per metric tonne of Zinc, as published by LME for that Index Business Day or, if in the determination of the DBLCI-OY Balanced Index Sponsor a price is not available on such Index Business Day, the price as published by LME for the immediately preceding Index Business Day for which a price is available.

Copper Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to Copper will be the price at the regular close of the principal trading session on such day on LME of such Exchange Traded Instrument, re-expressed in U.S. Dollars per metric tonne of Copper, as published by LME for that Index Business Day or, if in the determination of the DBLCI-OY Balanced Index Sponsor a price is not available on such Index Business Day, the price as published by LME for the immediately preceding Index Business Day for which a price is available.

Sugar Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to Sugar will be the price at the regular close of the principal trading session on such day on the New York Board of Trade. or its successor ("**NYBOT**") of such Exchange Traded Instrument, expressed in U.S. Dollars per metric tonne of Sugar, as published by NYBOT for that Index Business Day or, if in the determination of the DBLCI-OY Balanced Index Sponsor a price is not available on such Index Business Day, the price as published by CBOT for the immediately preceding Index Business Day for which a price is available.

Natural Gas Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to Natural Gas will be the price at the regular close of the principal trading session on such day on

NYMEX of such Exchange Traded Instrument, expressed in U.S. Dollars per mmbtu of Natural Gas, as published by NYMEX for that Index Business Day or, if in the determination of the DBLCI-OY Balanced Index Sponsor a price is not available on such Index Business Day, the price as published by NYMEX for the immediately preceding Index Business Day for which a price is available.

Gold Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to Gold will be the price at the regular close of the principal trading session on such day on the Commodity Exchange Inc., New York or its successor ("**COMEX**") of such Exchange Traded Instrument, expressed in U.S. Dollars per troy ounce of Gold, as published by COMEX for that Index Business Day or, if in the determination of the DBLCI-OY Balanced Index Sponsor a price is not available on such Index Business Day, the price as published by COMEX for the immediately preceding Index Business Day for which a price is available.

Silver Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to Silver will be the price at the regular close of the principal trading session on such day on the COMEX of such Exchange Traded Instrument, expressed in U.S. Dollars per troy ounce of Silver, as published by COMEX for that Index Business Day or, if in the determination of the DBLCI-OY Balanced Index Sponsor a price is not available on such Index Business Day, the price as published by COMEX for the immediately preceding Index Business Day for which a price is available.

Corn Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to Corn will be the price at the regular close of the principal trading session on such day on the Board of Trade of the City of Chicago Inc. or its successor ("**CBOT**") of such Exchange Traded Instrument, expressed in U.S. Dollars per bushel of Corn, as published by CBOT for that Index Business Day or, if in the determination of the DBLCI-OY Balanced Index Sponsor a price is not available on such Index Business Day, the price as published by CBOT for the immediately preceding Index Business Day for which a price is available.

Wheat Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to Wheat will be the price at the regular close of the principal trading session on such day on CBOT of such Exchange Traded Instrument, expressed in U.S. Dollars per U.S. bushel of Wheat of the grades deliverable in respect of the relevant Exchange Traded Instrument in accordance with the rules of CBOT, as published by CBOT for that Index Business Day or, if in the determination of the DBLCI-OY Balanced Index Sponsor a price is not available on such Index Business Day, the price as published by CBOT for the immediately preceding Index Business Day for which a price is available.

Soybeans Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to Soybeans will be the price at the regular close of the principal trading session on such day on CBOT of such Exchange Traded Instrument, expressed in U.S. Dollars per U.S. bushel of

Soybeans, as published by CBOT for that Index Business Day or, if in the determination of the DBLCI-OY Balanced Index Sponsor a price is not available on such Index Business Day, the price as published by CBOT for the immediately preceding Index Business Day for which a price is available.

Corrections To Closing Prices For Exchange Traded Instruments

The DBLCI-OY Balanced Index Sponsor will adjust the closing price for the relevant Exchange Traded Instrument to reflect any corrections to such closing price that have been published by the relevant exchange prior to 11:00 p.m. (London time) on the trading day immediately following the trading day to which the closing price relates, or, if the publication time of any such closing price is amended by the relevant exchange, such other time as the DBLCI-OY Balanced Index Sponsor may determine and publish as a replacement for 11:00 p.m. (London time).

Optimum Yield

The Index's "Optimum Yield" component employs a rules-based approach when it rolls from one futures contract to another: rather than selecting the new futures contract based on a predefined schedule, the DBLCI-OY Balanced Index rolls to a successor futures contract from a list of tradable futures contracts that are to expire within the next thirteen months in a manner that seeks to generate the maximum implied roll yield. In this way, the DBLCI-OY Balanced Index seeks to maximize the potential roll benefits in backwardated markets and minimize the loss from rolling down the curve in contango markets.

If the price of a commodity futures contract is greater than the spot price, the market is in contango. If the price of a commodity futures contract is below the spot price, the market is in backwardation. As the time to expiration of a futures contract decreases, as a general matter the price will move toward the spot price. In a contango market, assuming a flat spot price, this results in the price of the futures contract falling; the opposite is true for a market in backwardation.

On the first day of each month that is an Index Business Day in New York, each futures contract currently in the DBLCI-OY Balanced Index is tested for continued inclusion in the DBLCI-OY Balanced Index based on the month in which the contract delivery of the underlying Index Constituent can start. If, on such date, the delivery month is the next month, a new contract is selected. For example, if the first New York Index Business Day is February 1, 2007, and the delivery month of a futures contract currently in the DBLCI-OY Balanced Index is March 2007, a new contract with a later delivery month will be selected.

For each Index Constituent, the new commodity futures contract selected will be the contract with the maximum implied roll yield based on the closing price for each eligible contract. An eligible contract is any contract having a delivery month: (i) no sooner than the month after the delivery month of the commodity futures contract currently in the DBLCI-OY Balanced Index, and (ii) no later than the 13th month after the applicable first New York Index Business Day. For example, if the applicable first New York Index Business Day is February 1, 2008, and the delivery month of a futures contract currently in the DBLCI-OY Balanced Index is March 2008, the delivery month of an eligible new contract must be between April 2008 and March 2009. If two contracts have the same roll yield, the contract with the minimum number of months to the month of expiration is selected.

Determining the Instrument Amount

The Instrument Amount reflects the weight of a particular Exchange Traded Instrument in the DBLCI-OY Balanced Index.

The Instrument Amount for any Index Business Day that is neither a Rebalancing Day nor a day falling within a Recomposition Period will be the Instrument Amount for the immediately preceding Index Business Day that does not fall within a Recomposition Period.

The Instrument Amount for a particular Exchange Traded Instrument will change during each Recomposition Period and on any Rebalancing Day. In addition, the Instrument Amount may change in the event of a Market Disruption Event. Each change to the Instrument Amount is described in more detail below.

Determining the Instrument Amount During a Recomposition Period

If an existing DBLCI-OY Balanced Index holding no longer meets the inclusion criteria, the monthly index roll unwinds the existing Instrument Amount and enters into a new contract. The Recomposition Period takes place between the 2nd and 6th business day of the month, subject to a Market Disruption Event. On each day during the Recomposition Period new notional holdings are calculated. The calculations for the Instrument Amount leaving the DBLCI-OY Balanced Index and the Instrument Amount entering the DBLCI-OY Balanced Index are different.

The "excess return" calculation value (in respect of an Index Constituent on any Index Business Day during a Recomposition Period is the sum of (i) the product of (A) the existing Instrument Amount for such Index Constituent for such Index Business Day and (B) the Closing Price for such Index Constituent for such Index Business Day and (ii) the product of (A) the new Instrument Amount for such Index Constituent for such Index Business Day and (B) the Closing Price for such Index Constituent for such Index Business Day.

Determining the Instrument Amount on a Rebalancing Day

The Index is rebalanced on an annual basis on the 6th Index Business Day of November, subject to extension in the event of a Market Disruption Event, to rebalance its composition to the Index Base Weight.

"**Index Base Weight**" means the weightings assigned to each Index Constituent on the Base Date, being:

- in respect of WTI Crude Oil, 7.875%;

- in respect of Brent Crude Oil, 7.875%;

- in respect of Heating Oil, 7.875%;

- in respect of RBOB Gasoline, 7.875%;

- in respect of Aluminum, 6.000%;

- in respect of Zinc, 6.000%;

- in respect of Copper, 6.000%;

- in respect of Sugar, 7.500%;

- in respect of Natural Gas, 3.500%;

- in respect of Gold, 13.600%;

- in respect of Silver, 3.400%;

- in respect of Corn, 7.500%;

- in respect of Wheat, 7.500%; and

- in respect of Soybeans, 7.500%.

In case the rebalancing date is a Valid Date in respect of all Index Constituents, the rebalancing period is the rebalancing date. If not, the rebalancing period is the period from and including the rebalancing date to and including the latest rebalancing extension date.

Definitions of Exchange Business Days, Valid Dates and Index Business Days:

"**Exchange Business Day**" means, in respect of an Index Constituent, a day which is (or, but for the occurrence of a Market Disruption Event or Force Majeure Event would have been) a trading day for the Exchange Traded Instruments relating to such Index Constituent on the relevant exchange.

"**Valid Date**" means, in respect of an Index Constituent, an Exchange Business Day on which a Market Disruption Event in respect of such Index Constituent or a related Exchange Traded Instrument does not occur.

"**Index Business Day**" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and London, United Kingdom.

Market Disruption Events with Respect to the DBLCI-OY Balanced Index

If the DBLCI-OY Balanced Index Sponsor is required on a trading day to calculate the closing price for an Exchange Traded Instrument in a different manner than set forth above under "– Calculation of the Index Closing Level," due to the occurrence or continuance of an event, other than a Force Majeure Event (as defined below), then such event will be a "**Market Disruption Event**" with respect to such Exchange Traded Instrument and the Index Constituent underlying such instrument.

The DBLCI-OY Balanced Index Sponsor will not calculate the DBLCI-OY Balanced Index closing level in an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the DBLCI-OY Balanced Index Sponsor and that the DBLCI-OY Balanced Index Sponsor determines, in its discretion, affects the DBLCI-OY Balanced Index or any Index Constituent (a "**Force Majeure Event**"). If a Force Majeure Event occurs on a trading day, the DBLCI-OY Balanced Index Sponsor may, in its discretion, take one or more of the following actions: (i) make such determinations and/or adjustments as it considers appropriate to determine the DBLCI-OY Balanced Index closing level; or (ii) defer publication of information relating to the DBLCI-OY Balanced Index until the next trading day on which it determines that no Force Majeure Event exists.

Change in the Methodology of the DBLCI-OY Balanced Index

The DBLCI-OY Balanced Index Sponsor may modify the methodology used to determine the DBLCI-OY Balanced Index as it deems appropriate if the DBLCI-OY Balanced Index Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Index Constituent or an Exchange Traded Instrument). The DBLCI-OY Balanced Index Sponsor may also make modifications to the terms of the DBLCI-OY Balanced Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the DBLCI-OY Balanced Index closing level. The DBLCI-OY Balanced Index Sponsor will publish notice of any such modification or change and the effective date thereof as described above.

THE DEUTSCHE BANK BALANCED CURRENCY HARVEST (USD) INDEX

The Deutsche Bank Balanced Currency Harvest (USD) Index was created by Deutsche Bank AG, London Branch (the "DB Currency Harvest Index Sponsor") on December 19, 2005. The DB Currency Harvest Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain currencies in jurisdictions with low interest rates. This strategy is based on the view that foreign currency forward rates are biased estimators of future foreign currency spot rates, and that currencies that trade at a forward discount tend to outperform on average currencies that trade at a forward premium. The strategy reflected in the DB Currency Harvest Index takes the view that by taking long positions in high yielding currencies and short positions in low yielding currencies, an investor's gain from interest rate differentials in the high yielding jurisdictions will exceed any potential losses from currency rate risk. The DB Currency Harvest Index Sponsor provides no assurance that this expectation is or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies (as defined below) which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility which would negatively affect the value of the securities.

The DB Currency Harvest Index thus reflects the value of notional long and short 3-month foreign exchange forward positions in certain foreign currencies against the U.S. dollar. The DB Currency Harvest Index is recomposed every quarter; at each recomposition, the DB Currency Harvest Index Sponsor selects from a larger group of currencies (the "Eligible Currencies") ten currencies to be the DB Currency Harvest Index currencies (the "Index Currencies") for that quarter.

On November 2, 2007, the Eligible Currencies were the Australian Dollar, the Brazilian Real, the Canadian Dollar, the Swiss Franc, the Czech Koruna, the Euro, the Sterling, the Hungarian Forint, the Japanese Yen, the Korean Won, the Mexican Peso, the Norwegian Krone, the New Zealand Dollar, the Polish Zloty, the Swedish Krona, the Singapore Dollar, the Turkish Lira, the Taiwanese Dollar, the U.S. Dollar and the South African Rand. The Australian Dollar, the Canadian Dollar, the Swiss Franc, the Euro, the Sterling, the Japanese Yen, the Norwegian Krone, the New Zealand Dollar, the Swedish Krona, and the U.S. Dollar are the "G10 Currencies." The remaining Eligible Currencies are the "non-G10 Currencies."

At each quarterly recomposition, the DB Currency Harvest Index Sponsor selects the G10 currencies with the two highest and the two lowest Yield Fix Rates (as defined below), and subsequently selects the currencies with the three highest and three lowest Yield Fix Rates from the remaining G10 currencies and the remaining non-G10 currencies for inclusion in the DB Currency Harvest Index for that quarterly period. "Yield Fix Rate" means, for an Eligible Currency, the interest rate for such deposits in such Eligible Currency for a period of three months as set forth on Reuters, or, if such rate does not appear on Reuters, the interest rate for deposits in such Eligible Currency determined by the DB Currency Harvest Index Sponsor acting in good faith and in a commercially reasonably manner from such sources as it deems appropriate. The currencies with the highest Yield Fix Rates are the "Long Currencies," and the currencies with the lowest Yield Fix Rates are the "Short Currencies." The DB Currency Harvest Index reflects notional long forward positions in the Long Currencies, and notional short positions in the Short Currencies; these positions are equally weighted. A new equally weighted basket of notional long and short positions is thus created at each quarterly recomposition, with the notional size of the basket reflecting the increase or decrease in the closing level of the DB Currency Harvest Index over the prior quarter. During each quarter, the DB Currency Harvest Index closing level is determined by interpolation of daily published forward rates (*e.g.*, the 3-month, 2-month and 1-month forward rate) for the Eligible Currencies.

An increase in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in an increase in the closing level of the DB Currency Harvest Index. Conversely, a decrease in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in a decrease in the DB Currency Harvest Index closing level. In addition, the DB Currency Harvest Index closing level reflects the deduction of an annual 1.5% fee, which accounts for the DB Currency Harvest Index being based on published mid-market prices as opposed to dealer-quoted prices, which are lower. As of September 12, 2007, the Long Currencies were the Australian Dollar, the New Zealand Dollar, the Turkish Lira, the Brazilian Real and the South African Rand. As of that date, the Short Currencies were the Czech Koruna, the Japanese Yen, the Swiss Franc, the Singapore Dollar, and the Taiwanese Dollar.

In addition, at any quarterly recomposition, the DB Currency Harvest Index Sponsor may add as an Eligible Currency any currency that: (i) is not subject to a currency peg regime, (ii) is in the "most liquid" category as measured by the most recent Bank for International Settlements Triennial Central Bank Survey of Foreign Exchange and Derivatives Market Activity, and (iii) complies with certain liquidity criteria, or that complies with such additional or alternative criteria as the DB Currency Harvest Index Sponsor determines appropriate acting in good faith and in a commercially reasonable manner. Similarly, at any quarterly recomposition, the DB Currency Harvest Index Sponsor may remove as an Eligible Currency any currency that does not comply with the foregoing criteria as long as following any such removal there are at least fifteen (15) Eligible Currencies. If any Eligible Currency other than the Euro is the currency of a country that participates in or has announced its intention to participate in the third stage of European Economic and Monetary Union, as determined by the DB Currency Harvest Index Sponsor, the DB Currency Harvest Index Sponsor may make such adjustments to the methodology and calculation of the DB Currency Harvest Index as it determines appropriate to account for such event, including, in its discretion, selecting a replacement currency.

The DB Currency Harvest Index closing level and the DB Currency Harvest Index currencies for the applicable quarter are published daily by the DB Currency Harvest Index Sponsor at:

https://index.db.com/do/product/dynamic/BalancedCurrencyHarvestUSD

The reference to the above website is made for purposes of conveying the foregoing information only, and no other information found at this website is incorporated by reference into this pricing supplement.

Market Disruption Events with Respect to the DB Currency Harvest Index

A Market Disruption Event with respect to the DB Currency Harvest Index includes the following:

- A currency exchange rate splits into dual or multiple exchange rates;

- An event occurs that generally makes it impossible to convert a DB Currency Harvest Index currency into U.S. Dollars in the home country for such DB Currency Harvest Index currency (the "Index Currency Jurisdiction") through customary legal channels;

- An event occurs that generally makes it impossible to deliver U.S. Dollars from accounts inside an Index Currency Jurisdiction to accounts outside that Index Currency Jurisdiction, or to deliver a DB Currency Harvest Index currency between accounts inside the Inside Currency Jurisdiction for such DB Currency Harvest Index currency or to a party that is a non-resident of the relevant Index Currency Jurisdiction;

- The occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority in relation to a DB Currency Harvest Index currency;

- Any change in, or amendment to, the laws or regulations prevailing in the Index Currency Jurisdiction in respect of any DB Currency Harvest Index currency, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the DB Currency Harvest Index Sponsor determines may cause another market disruption event to occur or that leads or may lead to the introduction of a currency peg regime;

- The occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to the DB Currency Harvest Index;

- Any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the relevant jurisdiction;

- The DB Currency Harvest Index Sponsor determines that there is a material difference in a relevant currency rate as determined by reference to the rate source for the DB Currency Harvest Index and any other market source;

- It becomes impossible to obtain a relevant currency exchange rate, either from the source for that rate or by the DB Currency Harvest Index Sponsor itself acting in good faith in a commercially reasonable manner;

- The DB Currency Harvest Index Sponsor determines that Deutsche Bank AG or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to the notes or other relevant DB Currency Harvest Index-linked transactions, or to realize, recover or remit the proceeds of any such transactions; and

- Any event that the DB Currency Harvest Index Sponsor determines may lead to any of the foregoing events.

In addition, the DB Currency Harvest Index Sponsor will not calculate the DB Currency Harvest Index closing level in the event of an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the DB Currency Harvest Index Sponsor and that the DB Currency Harvest Index Sponsor determines, in its discretion, affects the DB Currency Harvest Index or any DB Currency Harvest Index currency (a "**Force Majeure Event**"). If a Force Majeure Event occurs on a trading day, the DB Currency Harvest Index Sponsor may, in its discretion, take one or more of the following actions: (i) make such determinations and/or adjustments as it considers appropriate to determine the DB Currency Harvest Index closing level; or (ii) defer publication of information relating to the DB Currency Harvest Index until the next trading day on which it determines that no Force Majeure Event exists.

Historical Information

The following graphs show the historical performance of the Deutsche Bank Liquid Commodity Index – Optimum Yield Balanced Excess Return from September 30, 1997 through November 2, 2007 and the Deutsche Bank Balanced Currency Harvest (USD) Index from September 18, 2000 through November 2, 2007. The closing level of the Deutsche Bank Liquid Commodity Index – Optimum Yield Balanced Excess Return on November 2, 2007 was 275.06. The closing level of the Deutsche Bank Balanced Currency Harvest (USD) Index on November 2, 2007 was 274.02.

We obtained the various Underlying Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of each Underlying Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Underlying Index on the Final Valuation Date. We cannot give you assurance that the performance of the Underlying Indices will result in the return of your initial investment.**

DBLCI-OY Balanced Excess Return Index



DB Currency Harvest Index



Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the Securities. The agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 security face amount, and Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 security face amount. See "Underwriting" in the accompanying product supplement.